

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2009

Mail Stop 7010

Via U.S. mail

David Fahy
Macquarie Equipment Leasing Fund, LLC
225 Franklin Street, 17th Floor, Suite 1700
Boston, Massachusetts 02110

Re: **Macquarie Equipment Leasing Fund, LLC**
Proposed Sales Materials to Registration Statement on Form S-1
Submitted on April 23, 2009
File No.: 333-154278

Dear Mr. Fahy:

We have reviewed your submissions and have the following comments.

General

1. Please provide us with a mock-up of the sales packet as provided to the potential investors. (i.e., the folder with the cover letter, sales literature, prospectus, etc.).

2. Please ensure that the information in the sales materials is consistent with the representations set forth in the registration statement at the time of effectiveness. Changes made to the registration statement during the staff's review process must also be incorporated in your sales material, where applicable. For example, in the first item under "Key Risks" on the Quick Facts sheet, and in the "Risk Factors" section of the Summary Information brochure, you should clarify that distributions may be a return of capital rather than a return on capital, without reference to whether they are uninvested proceeds from the sale of subscriptions in the fund.

3. We note that some of the information provided in these sales materials, such as "Why Are Investments in Equipment Attractive?" information in the "Macquarie Equipment Leasing Fund, LLC; Fund Details" brochure, does not appear to be in the prospectus. Please note that in accordance with paragraph A of Item 19 of Industry Guide 5, the contents of the sales materials should be consistent with your prospectus representations, and should not contain any information or disclosure that is not also provided in the prospectus. Please advise or revise your sales materials accordingly.

4. Item 19 of Industry Guide 5 states that the sales materials should present a balanced discussion of both risk and reward. For example, when you discuss the "Competitive Advantages" in the Fund Details brochure, you should also discuss the risks disclosed in the prospectus regarding conflicts of interest, including among other things, how your manager's decisions regarding the use of leverage and reserves will affect your cash distributions and the manager's compensation. Note that this is not meant to represent an all-inclusive list of where your sales materials should be improved. We encourage you to provide further clarification throughout your sales materials. We may have further comments after we review your response. Please revise your statements to make them consistent with your prospectus representations.

5. We note that when you discuss investment considerations, you frequently refer to co-investment opportunities with the Macquarie Group. This statement appears to represent a departure from your prospectus disclosures where you state that while the majority of the investment leads will be presented to you by the Macquarie Group, and that you may co-invest, among other parties, with your manager or your manager's affiliates (see page 49 of the registration statement), the prospectus does not emphasize the co-investments opportunities with the Macquarie Group to the same extent that you emphasize them in the sales materials. Please revise your sales materials or prospectus, as necessary to make them consistent.

6. Please continue to send us for our review all sales material prior to its use, whether it is to be used before or after the registration statement is declared effective. We may have additional comments on these materials.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via facsimile @ (901) 577-0737**

Matthew S. Heiter, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103